SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 7)*

Echo Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

27876L107
(CUSIP Number)

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel:  (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ X ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Partners Value Arbitrage Fund L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,605,424 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,605,424 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,605,424 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.7% (1)

14.	TYPE OF REPORTING PERSON

PN

(1) See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Partners Liquid Opportunity Master Fund L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

878,452 (1)(2)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

878,452 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

878,452 (1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 100,000 shares of Common Stock underlying currently convertible Series C Preferred Stock and 100,000 shares of Common Stock underlying currently convertible Series D Preferred Stock.

(2) See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum-Montaur Life Sciences, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

700,000 (1)(2)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

700,000 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

700,000 (1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99% (2)

14.	TYPE OF REPORTING PERSON

OO

(1) Includes 700,000 shares of Common Stock underlying currently exercisable Warrants.  The Warrants contain restrictions on exercise such that the holder may not exercise the Warrants if the number of shares of Common Stock to be issued pursuant to such exercise would result in the holder beneficially owning (as determined in accordance with Section 13(d)) in excess of 4.99% of all of the Common Stock outstanding at such time.

(2) See Item 5(a).
.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Management (NY) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,605,424 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,605,424 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,605,424 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.7% (1)

14.	TYPE OF REPORTING PERSON

OO

(1) See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Liquid Opportunity Management (NY) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

878,452 (1)(2)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

878,452 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

878,452 (1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 100,000 shares of Common Stock underlying currently convertible Series C Preferred Stock and 100,000 shares of Common Stock underlying currently convertible Series D Preferred Stock.

(2) See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mark Nordlicht

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,483,876 (1)(2)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,483,876 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,483,876 (1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.3% (2)

14.	TYPE OF REPORTING PERSON

IN

(1) Includes 100,000 shares of Common Stock underlying currently convertible Series C Preferred Stock and 100,000 shares of Common Stock underlying currently convertible Series D Preferred Stock.

(2) See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Uri Landesman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,483,876 (1)(2)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,483,876 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,483,876 (1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.3% (2)

14.	TYPE OF REPORTING PERSON

IN

(1) Includes 100,000 shares of Common Stock underlying currently convertible Series C Preferred Stock and 100,000 shares of Common Stock underlying currently convertible Series D Preferred Stock.

(2) See Item 5(a).

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”).  This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 2.    Identity and Background.

Item 2(a)-(c) and (f) are hereby amended and restated to read as follows:

The names of the persons filing this statement on Schedule 13D (collectively, the “Reporting Persons”) are:

•	Platinum Partners Value Arbitrage Fund L.P., a Cayman Islands exempted limited partnership (the “PPVA”);

•	Platinum Partners Liquid Opportunity Master Fund L.P., a Cayman Islands exempted limited partnership (“PPLO”);

•	Platinum-Montaur Life Sciences, LLC, a Delaware limited liability company (“Platinum-Montaur”);

•	Platinum Management (NY) LLC, a Delaware limited liability company (“Platinum Management”),

•	Platinum Liquid Opportunity Management (NY) LLC, a Delaware limited liability company (“Platinum Liquid Management”);

•	Mark Nordlicht, a United States citizen; and

•	Uri Landesman, a United States citizen (collectively with PPVA, PPLO, Platinum-Montaur, Platinum Management, Platinum Liquid Management and Mr. Nordlicht, the “Platinum Funds”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Platinum-Montaur is a subsidiary of PPVA. Platinum Management is the investment manager and general partner of PPVA and is the investment manager of Platinum-Montaur. Platinum Liquid Management is the investment manager of PPLO. Platinum Liquid Opportunity GP LLC is the general partner of PPLO.  Mr. Nordlicht and Uri Landesman are the controlling persons of Platinum Management, Platinum Liquid Management and Platinum Liquid Opportunity GP LLC and may be deemed to have voting and investment control of the shares of Common Stock held by PPLO, Platinum-Montaur and PPVA. Each of PPLO, Platinum-Montaur and PPVA expressly disclaims beneficial ownership of the shares of Common Stock held by the others.

The principal business address for each of Platinum-Montaur, Platinum Management, Platinum Liquid Management, Mr. Nordlicht and Mr. Landesman is 152 West 57th Street, 4th Floor, New York, New York 10019.

The principal business address for the PPVA and PPLO is c/o Platinum Management, 152 West 57th Street, 4th Floor, New York, New York 10019.

The principal business of each of PPVA, PPLO and Platinum-Montaur is that of a private investment fund engaged in the purchase and sale of securities for its own account.

The principal business of each of Platinum Management and Platinum Liquid Management is providing investment management services.

Mr. Nordlicht’s principal occupation is serving as Chief Investment Officer of Platinum Management and Platinum Liquid Management.

Mr. Landesman’s principal occupation is serving as president of Platinum Management and manager of Platinum Liquid Management.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 24, 2014, Dr. Michael M. Goldberg and Shepard M. Goldberg, directors of the Issuer, announced in a press release that they had negotiated a financing deal with the Platinum Funds. The proposed plan will allow the Issuer to continue operations and to reach key valuation events prior to requiring additional capital.

The Platinum Funds have committed to fund the Issuer with $3 million over the next 30 weeks (equivalent to $100,000 per week) to be used for the benefit of the Issuer and its stockholders (the “Investment”). One of the key terms of this deal is that only Dr. and Mr. Goldberg, as opposed to the Issuer’s entire Board of Directors, will have control over these funds. The Platinum Funds have proposed that in order to prevent the misuse of these funds, current directors Vincent Enright, James Smith, and William Greico (the “Lingering Directors”) will not have access to such funds capital nor have any right to determine how the new funds are utilized. Accordingly, the Lingering Directors will be unable to use the funds invested by the Platinum Funds for legal defense of their past actions or any other purposes.

According to the press release, the funding, while beginning immediately, will not convert into shares of Common Stock until the Lingering Directors have been removed. At that time, the Investment will convert to a direct investment into the Issuer in the form of shares of Common Stock and Warrants. The Investment will convert into shares of Common Stock a equivalents at the lower of $2.00 per share or the market price at that time. The Platinum Funds would also get 100% warrant coverage at an exercise price of $6.00 a share, a 2,400% premium to the current price of the Common Stock. The funding is set to begin September 29, 2014. The conversion to equity will officially be consummated upon the removal or resignation of the Lingering Directors. Once the Lingering Directors no longer sit on the Board of Directors, the Platinum Funds plan to move all but the equivalent of 9% of the then total outstanding shares of Common Stock into “toothless” preferred stock thereby significantly reducing their voting power. Additionally, the Platinum Funds would agree not to exercise its right to exceed ownership in excess of 20% of the outstanding shares of Common Stock ownership for voting purposes until after the Issuer’s 2016 Annual Meeting of stockholders. Additionally, the Platinum Funds would drop all litigation against the Issuer and agree not to litigate against the Lingering Directors or the Issuer for any action that had occurred prior to September 30, 2014.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Common Stock reported owned by each person named herein is based upon 12,672,768 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of August 11, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2014.

As of the close of business on September 26, 2014, PPVA directly owned 1,605,424 shares of Common Stock, constituting approximately 12.7% of the outstanding shares of Common Stock.

As of the close of business on September 26, 2014, PPVA directly owned 1,398,890 shares of Series E Preferred Stock and 145,454 Warrants, each currently subject to the 19.99% Blocker and 9.99% Blocker.  As of the date hereof, PPVA had not requested waiver of the 19.99% Blocker or 9.99% Blocker with respect to the Series E Preferred Stock or Warrants.

Platinum Management, as the Investment Manager of PPVA, and Mark Nordlicht and Uri Landesman, as the Chief Investment Officer and President, respectively, of Platinum Management, may be deemed to beneficially own the securities directly owned by PPVA.

As of the close of business on September 26, 2014, PPLO directly owned 678,452 shares of Common Stock and beneficially owned an additional 100,000 shares of Common Stock underlying currently convertible Series C Preferred Stock and 100,000 shares of Common Stock underlying currently convertible Series D Preferred Stock, constituting approximately 6.8% of the outstanding shares of Common Stock.

As of the close of business on September 26, 2014, PPLO directly owned 349,723 shares of Series E Preferred Stock and 36,363 Warrants, each currently subject to the 19.99% Blocker and 9.99% Blocker.  As of the date hereof, PPLO had not requested waiver of the 19.99% Blocker or 9.99% Blocker with respect to the Series E Preferred Stock or Warrants.

Platinum Liquid Management, as the Investment Manager of PPLO and Mark Nordlicht and Uri Landesman, as the Chief Investment Officer and President, respectively, of Platinum Liquid Management, may be deemed to beneficially own the securities directly owned by PPLO.

As of the close of business on September 26, 2014, Platinum-Montaur directly owned Warrants exercisable into 700,000 shares of Common Stock (the “Montaur Warrants”)  The Montaur Warrants contain restrictions on exercise such that the holder may not exercise the Montaur Warrants if the number of shares of Common Stock to be issued pursuant to such exercise would result in the holder beneficially owning (as determined in accordance with Section 13(d)) in excess of 4.99% of all of the Common Stock outstanding at such time (the “4.99% Blocker” and together with the 19.99% Blocker and the 9.99% Blocker, the “Ownership Limitations”).  Pursuant to the terms of the Montaur Warrants, the 4.99% Blocker may be waived and increased up to 9.99% of all Common Stock outstanding upon the holder providing the Issuer with 61 days’ notice that such holder would like to waive the 4.99% Blocker.  Platinum-Montaur has not requested such waiver as of the date hereof.  Platinum-Montaur disclaims beneficial ownership with respect to the 700,000 shares of Common Stock underlying the Montaur Warrants.

Platinum Management, as the Investment Manager of Platinum-Montaur, and Mark Nordlicht and Uri Landesman, as the Chief Investment Officer and President, respectively, of Platinum Management, may be deemed to beneficially own the shares of Common Stock beneficially owned by Platinum-Montaur.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On September 29, 2014, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1           Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	September 29, 2014
/s/ Mark Nordlicht
Mark Nordlicht

PLATINUM PARTNERS VALUE ARBITRAGE FUND L.P.
By: Platinum Management (NY) LLC, as Investment Manager

By: /s/ Uri Landesman
                           Uri Landesman
           President

PLATINUM PARTNERS LIQUID OPPORTUNITY MASTER FUND L.P.
By: Platinum Liquid Opportunity Management (NY) LLC, as Investment Manager

By: /s/ Uri Landesman
                           Uri Landesman,
           President

PLATINUM-MONTAUR LIFE SCIENCES, LLC
By: Platinum Management (NY) LLC, as Investment Manager

By: /s/ Uri Landesman
                           Uri Landesman,
           President

PLATINUM MANAGEMENT (NY) LLC

By: /s/ Uri Landesman
            Uri Landesman,
            President

PLATINUM LIQUID OPPORTUNITY MANAGEMENT (NY) LLC

By: /s/ Uri Landesman
            Uri Landesman,
            President

/s/ Uri Landesman
     Uri Landesman

Exhibit 99.1

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of Amendment No. 7 to the Schedule 13D (including amendments thereto) with respect to the shares of Common Stock, par value $0.01 per share, of Echo Therapeutics, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:	September 29, 2014
/s/ Mark Nordlicht
Mark Nordlicht

PLATINUM PARTNERS VALUE ARBITRAGE FUND L.P.
By: Platinum Management (NY) LLC, as Investment Manager

By: /s/ Uri Landesman
                           Uri Landesman
           President

PLATINUM PARTNERS LIQUID OPPORTUNITY MASTER FUND L.P.
By: Platinum Liquid Opportunity Management (NY) LLC, as Investment Manager

By: /s/ Uri Landesman
                           Uri Landesman,
           President

PLATINUM-MONTAUR LIFE SCIENCES, LLC
By: Platinum Management (NY) LLC, as Investment Manager

By: /s/ Uri Landesman
                           Uri Landesman,
           President

PLATINUM MANAGEMENT (NY) LLC

By: /s/ Uri Landesman
            Uri Landesman,
            President

PLATINUM LIQUID OPPORTUNITY MANAGEMENT (NY) LLC

By: /s/ Uri Landesman
            Uri Landesman,
            President

/s/ Uri Landesman
     Uri Landesman